SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                 Commission File Number 0-14501

     (Exact name of registrant as specified in its charter)

             Mutual Benefit Mortgage Investors 1985

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      520 Broad Street, 8th Floor, Newark, New Jersey 07102

    (Title of each class of securities covered by this Form)

             Units of limited partnership interest.

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

                              None

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii)  [ ]
     Rule 12g-4(a)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)   [ ]
     Rule 12g-4(a)(2)(ii) [ ]
     Rule 12h-3(b)(1)(i)  [X]      Rule 12h-3(b)(2)(ii)  [ ]

                                   Rule 15d-6            [X]

       Approximate  number  of  holders  of  record  as  of   the
certification or notice date:
               None

      Pursuant to the requirements of the Securities Exchange Act of  1934  Mutual Benefit Mortgage Investors 1985 has caused  this
certification/notice  to  be  signed  on  its   behalf   by   the
undersigned duly authorized person.

By:  MB Mortgage, Inc.
     General Partner

By:  THOMAS G. MORGAN
     Thomas G. Morgan
     Vice President and Treasurer

Date:     November 1, 1996